Exhibit (a)(32)
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NOT FOR PUBLICATION
UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

:
STEWARD INT’L ENHANCED	:
INDEX FUND, et al.,	:
:
Plaintiffs,	:
:
v.	:
:
CARR, et. al.,	:
:
Defendants,	:
and,	:
:
CADBURY PLC,	:
:
Nominal Defendant.	:
:

Hon. Dennis M. Cavanaugh
OPINION
Civil Action No. 09-CV-5006 (DMC)

DENNIS M. CAVANAUGH, U.S.D.J.:
        This matter comes before the Court upon motion of Roger Carr, Todd Stitzer, Andrew Bonfield, Wolfgang Berndt, Guy Elliot, Lord Patten, Raymond Viault, Baroness Hogg and Colin Day (“the Board”), as well as against nominal Defendant Cadbury PLC (“Cadbury”) (collectively “Defendants”). Defendants move to dismiss the complaints of Steward International Enhanced Index Fund and Susan Dougherty (“Plaintiffs”)1 on the grounds of forum non conveniens. For the reasons discussed below, Defendants’ motion to dismiss is granted.

        1 Plaintiffs initially filed separate complaints in this matter. On January 5, 2010, the two cases (09-CV-5006 and 09-CV-6406) were consolidated under 09-CV-5006.

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I. INTRODUCTION
        Plaintiffs are shareholders of Cadbury PLC, and bring this action individually and on behalf of all holders of Cadbury stock against Cadbury’s corporate directors for breach of various fiduciary duties. Plaintiffs assert that Defendants breached their duties of loyalty, due care, good faith and fair dealing to the shareholders by failing to engage in good faith negotiations with a potential acquirer, Kraft Foods, Inc. Specifically, Plaintiffs assert that Defendants breached their duties by (1) refusing to negotiate with Kraft after being presented with a proposed tender offer, and (2) publishing an inadequate stockholder circular in response to Kraft’s tender offer.2
        On August 28, 2009, Kraft presented a proposed cash-and-share offer that was worth 755 pence per share of Cadbury stock to the Defendants.3 This offer was rejected. On December 4, 2009, Kraft responded by making a formal public offer directly to Cadbury’s shareholders. On December 14, the Cadbury Board published a proxy statement (“the Proxy” or “the defense document”), recommending that all shareholders reject Kraft’s tender offer. On November 9, 2009, Plaintiff Dougherty filed this action.4

        2 These claims are brought by Plaintiffs individually and on behalf of similarly situated shareholders, and as a derivative claim on behalf of the corporation.
        3 The current value of the offer is subject to various factors, including the current price of Kraft’s shares (as the offer includes a share exchange between the two companies). As the value of the two companies’ shares has fluctuated, the value of Kraft’s initial offer correspondingly varied throughout these preliminary proceedings. For a period of time, the trading price of Cadbury shares had been significantly higher than the value that would have been realized through tendering shares to Kraft pursuant to the initial offer. Kraft, however, revised its offer on January 19, 2010. The current tender offer is now worth substantially more, and in fact, Defendants have unanimously recommended that Cadbury shareholders accept the offer.
        4 This action was filed in the Superior Court of New Jersey, Morris County, and was removed to this Court on diversity grounds.

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        First, Plaintiffs assert that the Board improperly rejected Kraft’s lucrative initial tender offer. They contend that the Board failed to deal with Kraft in a manner that would maximize potential share value (i.e., by either continuing to negotiate with Kraft, or alternatively, by using the Kraft offer as leverage with other potential bidders). Plaintiffs suggest that the Board’s preference to solicit bids from other companies was the reason for its outright rejection of Kraft’s offer. Ultimately, Plaintiffs assert that the Board’s conduct constitutes a breach of its fiduciary duties to the shareholders.
        Second-in addition to the Board’s alleged failure to properly consider Kraft’s offer-Plaintiffs assert that Defendants’ Proxy response to Kraft’s offer was incomplete and misleading. The Proxy explained that the Board considered the Kraft offer and, based on the advice of several financial advisors, unanimously rejected the offer as substandard. Plaintiffs contend that Defendants’ proxy statement made a host of material omissions.
        On December 23, 2009, Plaintiffs requested that this Court temporarily prevent Kraft’s tender offer from expiring on January 5, 2010, as scheduled, until Defendants have satisfactorily fulfilled their fiduciary obligations to Cadbury and its shareholders. Specifically, Plaintiffs contend that the transaction should be enjoined until Defendants engage Kraft in good faith negotiations to maximize share value, and correct the inadequacies of the Proxy circulated to shareholders. Plaintiffs also seek expedited discovery prior to a full injunction determination by this Court.
        On December 28, 2009, Defendants filed a response to Plaintiffs’ application for temporary restraints. The Court scheduled a hearing for January 5, 2010.
        On January 5, upon recognizing that the shareholders’ time to respond to Kraft’s offer had been extended until February 2, 2010, this Court determined that it would resolve forum-related

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issues prior to considering Plaintiffs’ application for temporary relief. The Court ordered the parties to submit briefs on these issues according to an expedited schedule. On January 11, 2010, Defendants moved to dismiss Plaintiffs’ claims on forum non conveniens grounds. On January 15, 2010, Plaintiffs filed their opposition. Oral argument with respect to Defendants’ motion was scheduled for January 21, 2010.
        On January 19, 2010, prior to the Court’s hearing on the forum non conveniens motion, Kraft substantially increased the value of its tender offer. In response, Defendants unanimously recommended that Cadbury shareholders accept the revised offer. This development rendered a large portion of Plaintiffs’ Complaint moot, as they initially asked this Court to compel additional negotiations between Cadbury and Kraft. The only outstanding claims, at the time of the January 21, 2010 hearing, were those based upon Defendants’ disclosures relating to the tender offer.5
        After considering the parties’ expedited submissions and the oral arguments of counsel, the Court granted Defendants’ forum non conveniens motion. This Opinion followed shortly thereafter in an effort to resolve the issue in advance of the February 2, 2010 expiration of Kraft’s tender offer.
II. APPLICABLE LAW
        The doctrine of forum non conveniens is a well-established feature of common law that allows a court to defer its jurisdiction where principles of justice and convenience favor the action being brought in another forum. See Windt v. Qwest Commc’ns Int’l, Inc., 529 F.3d 183, 188-89 (3d Cir. 2008), cert. denied, 129 S. Ct. 904 (2009); Pollux Holdings Ltd. v. Chase Manhattan Bank, 329 F.3d 64, 67 (2d Cir. 2003) (explaining that the doctrine of forum non conveniens “affords a trial

        5 As noted at the January 21 hearing, Plaintiffs did not previously plead claims invoking disclosure claims pursuant to U.S. securities laws.

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court discretion in a case over which it has jurisdiction to decline to exercise it, whenever it appears that such case may be more appropriately tried in another forum”). In making the determination, “the district court is accorded substantial flexibility . . . [because in considering] a forum non conveniens motion, . . . ‘[e]ach case turns on its facts.’” Van Cauwenberghe v. Biard, 486 U.S. 517, 529 (1988) (citations omitted).
        District Courts follow a three-step analysis to consider a motion to dismiss on forum non conveniens grounds. A court first must determine whether an adequate alternative forum can entertain the case. Windt, 529 F.3d at 189. Next, “[i]f such a forum exists, the district court must . . . determine the appropriate amount of deference to be given the plaintiff’s choice of forum.” Id. Finally, the district court must balance the relevant public and private interest considerations related to the convenience of the forum. If upon balancing these factors the Court finds that “that trial in the chosen forum would result in oppression or vexation to the defendant out of all proportion to the plaintiff’s convenience, the district court may, in its discretion, dismiss the case on forum non conveniens grounds.” Id. at 190.
        The Court will discuss the three steps in turn.
III. ANALYSIS
A.         Adequacy of the Alternative Forum
        To secure a dismissal on forum non conveniens grounds, Defendants must meet the threshold requirement by demonstrating that there is an adequate alternative forum. As the moving party, Defendants bear the burden of proof on this matter.
        For an alternative forum to be considered adequate (1) the defendant must be amenable to process in the alternative forum, and (2) the subject matter of the lawsuit must be cognizable in the

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alternative forum in order to provide the plaintiff with redress. Windt, 544 F. Supp. 2d at 418.
        1.        Are Defendants Amenable to Process in The U.K.?
        The parties do not dispute that Defendants are amenable to process in the U.K. Cadbury is incorporated in England, and seven of the nine board members are U.K. citizens who reside in England.
        2.        Is the Subject Matter of the Lawsuit Cognizable in the U.K.?
        Defendants argue that Plaintiffs’ claims against the Board are fully cognizable under U.K. law in two forums. First, takeovers are heavily regulated by the U.K. Panel on Takeovers and Mergers (the “Takeover Panel”). Second, the shareholders may bring derivative claims in Chancery Division of the High Court of England & Wales pursuant to the Companies Act 2006. Plaintiff disputes the adequacy of both foreign forums.
        To determine whether the subject matter of this lawsuit is cognizable in the U.K., this Court need not do a comprehensive comparison of the relevant U.S. and U.K. law. Defendants’ requisite showing on this point is a minimal one-it is only in the “rare circumstance,” where the remedy available in the other jurisdiction is “clearly unsatisfactory,” that the alternative forum will be considered inadequate. See Piper, 454 U.S. at 254. “Determining the adequacy of an alternative forum does not rest on whether that forum offers the full panoply of remedies available in the plaintiff’s chosen forum under the operative facts of the case . . . Instead, the inquiry should be whether the remedies provided by an alternative forum are so clearly inadequate or unsatisfactory that it is no remedy at all.” Thomson Info. Servs. v. British Telcoms., 940 F. Supp. 20, 23 (D. Mass. 1996); Kultur Int’l Films v. Covent Garden Pioneer, FSP., 860 F. Supp. 1055, 1064 (D.N.J. 1994) (“[U]nless the law applied by the English court would be ‘so inadequate or unsatisfactory that it is

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no remedy at all,’ the possibility that [plaintiff] may receive less favorable results is not a factor to be considered.”) (citation omitted). The unavailability of a certain theory for recovery or the possibility of lesser damages, therefore, cannot render the alternate forum inadequate. Piper, 454 U.S. at 255.
        With these principles in mind, the Court will consider whether the Takeover Panel constitutes an adequate forum.
        The City Code on Takeovers and Mergers is the regulation that governs takeover offers in the U.K. See Declaration in Support of Defendant’s Motion to Dismiss (“Def. Decl. “) ¶ 6. The Code applies to U.K. companies that have securities traded on a regulated market in the U.K. Id. ¶ 10. Takeover offers subject to the City Code are supervised by the Takeover Panel. Id. ¶ 6. One of the principal functions of the Panel is to ensure that shareholders are treated fairly and have the opportunity to decide on the merits of a takeover bid. Id. ¶ 8. The Takeover Code provides a framework within which takeovers are conducted, as it sets out the timeline for offers and responses, regulates disclosure, and specifies the duties of target (i.e., offeree) companies and their directors. Id. ¶ 9.
        The Takeover Code also provides remedies to address contravention of its provisions. A shareholder may file a complaint against a director’s conduct relating to the offer under the Takeover Panel process. Id. ¶ 17.6 Such complaints are received and reviewed by the Panel Executive and, on further review, the Hearings Committee. Id. ¶ 18. Rulings of the Hearings Committee are

        6 Defendants have submitted a declaration by David Watkins, a mergers and acquisitions attorney who practices at the London-based law firm of Slaughter and May. Slaughter and May is acting as counsel to Cadbury in relation to the takeover offer of Kraft. Mr. Watkins previously served for two years as Secretary to the Executive of the Panel on Takeovers and Mergers.

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published on the Takeover Panel’s website. Id. Such rulings may be appealed as of right to an independent body, the Takeover Appeal Board. Id. ¶ 19. The Chairman and Deputy Chairman of the Appeal Board are appointed by a senior English Judge and are typically individuals who have held high judicial office. Id.
        The Takeover Panel is empowered to issue “compliance rulings” when a rule of the Takeover Code has been contravened or when there is a reasonable likelihood that a rule will be contravened. The Panel may also give direction that appears to it to be necessary in order to restrain a person from acting (or continuing to act) in breach of rules, to restrain a person from doing (or continuing to do) a particular thing, pending determination of whether that or any other conduct is or would be a breach of the rules, or otherwise to secure compliance with the rules. Id. ¶ 20. According to a report on the Takeover Panel, the Panel’s “essential characteristics” are its “flexibility, certainty and speed, enabling parties to know where they stand under the Takeover Code in a timely fashion . . . [these traits are] important in order to avoid over-rigid rules and the risk of takeovers becoming delayed by litigation of a tactical nature, which may frustrate the ability of the shareholders to decide the outcome of an offer.” Id. ¶ 12.
        Plaintiffs assert that the Takeover Panel is an inadequate forum for a number of reasons. First, Plaintiffs contend that the Takeover Panel is an unincorporated administrative association, as opposed to a judicial body. They assert that the Takeover Panel makes rule concerning takeover regulation, and is responsible for autonomously reviewing, interpreting, and enforcing its own rules. See Companies Act 2006, Ch. 46, Part 28, Ch. 1, §§ 943, 945; see also The Takeover Code, Introduction §2(c). In short, because the proceedings before the Panel’s “Executive” and “Hearings Committee” are administrative in nature, and do not provide the opportunity for litigation, Plaintiffs

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contend that the forum is inadequate.
        Second, Plaintiffs assert that the forum is not adequate because there are potential conflicts of interest. See Plaintiff’s Br., at 12. For example, Defendant Baroness Hogg, a Cadbury board member, is an alternative member of the Takeover Panel’s “Hearings Committee” (i.e., the body that reviews the work of the Panel Executive). Id. at 13. Next, Plaintiffs assert that Geoff Iles, one of the case officers handling the Cadbury matter is an appointed member of Bank of America. Id. He is purportedly conflicted because “Bank of America serves as Joint Lead Arranger and a lender to Kraft in connection with its financing of the transaction, and as financial advisor to Hershey in connection with its effort to acquire Cadbury.” Id.
        The Court does not agree with Plaintiffs, and finds the Takeover Panel to be an adequate forum.
        First, the fact that the Takeover Panel is an administrative (i.e., non-judicial) body does not render it inadequate. See In re Assicurazioni Generali S.p.A. Holocaust Ins. Litig., 228 F. Supp. 2d 348, S.D.N.Y. 2002) (noting that administrative and quasi-judicial bodies have been held to constitute adequate forums in forum non conveniens analyses); Lueck v. Sundstrand Corp., 236 F.3d 1137, 1145 (9th Cir. Ariz. 2001) (same; collecting cases); Peach v. Shopshire, 2006 U.S. Dist. LEXIS 9479, at *23 (W.D. Wash. Feb. 23, 2006) (finding an administrative forum for seeking workers compensation benefits adequate); but see NHL Players’ Ass’n v. Plymouth Whalers Hockey Club, 166 F. Supp. 2d 1155 ( E.D. Mich. 2001) (construing Piper to require litigation to satisfy the adequate alternative forum requirement). This Court agrees with the majority of other courts that have addressed this question, and finds that an administrative forum is not per se inadequate. Instead, the proper inquiry should be premised upon the fairness of the procedures and potential

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remedies that the forum can provide, whether they are administrative or judicial in nature.
        Here, the Companies Act 2006 authorizes the Takeover Panel to issue rules for the regulation of takeovers in accordance with the EU Takeover Directive. See Companies Act, 2006, c. 2, §§ 943. The Panel can enjoin persons from acting in violation of the rules, compel the production of documents, and order testimony regarding the alleged violation of its rules. See §§ 946, 947, 951. These features strongly indicate that the Takeover Panel is an adequate forum. See Hidrovia v. Great Lakes Dredge & Dock Corp., 2003 U.S. Dist. LEXIS 7098, at *5 (N.D. Ill. Apr. 25, 2003) (recognizing Argentina as an adequate forum as Argentine courts have the power to depose the parties, order the production of documents and subpoena witnesses for trial; and observing that “[t]he fact that Argentine evidence-gathering tools may be different in timing and scope from those available here does not make Argentina an inadequate”); Borden, Inc, v. Meiji Milk Prods. Co., Ltd., 919 F.2d 822, 829 (2d Cir. 1990).
        Moreover, the Takeover Panel played a significant role with respect to the disclosure obligations of Cadbury’s Board during the pendency of Kraft’s takeover offer. In hostile takeover proceedings, the Takeover Panel frequently reviews documentation, such as announcements and defense documents to be distributed by the target company. Def. Decl. ¶ 39. Here, Cadbury has engaged with the Panel, and has provided drafts of every formal response document prior to distribution. Id. On several occasions the Panel Executive raised issues with the documentation, and in response, Cadbury made modifications accordingly. Id.
        The Court also disagrees with Plaintiffs’ contention that the Takeover Panel is inadequate under the circumstances of this case due to conflicts of interest. That Baroness Hogg, one of the Defendants, is an “alternative member” of the Hearings Committee does not give rise to a conflict.

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There is no indication that she is involved with the Committee in any capacity in connection with this particular case (beyond her role as a director of Cadbury). The fact that she could potentially-in some other case-be assigned to the Committee is of no moment here.
        As to the purported conflict of Geoff Iles, the Court finds Plaintiffs’ assertions to be without merit. Mr. Iles is the junior case officer handling the Cadbury matter, and is an employee of Bank of America (“BofA”). Id. His alleged conflict is based upon the fact that BofA is involved with Kraft in connection with the financing of its bid. This fact does not constitute a conflict. BofA is “one of the world’s largest financial institutions,” and “has relationships with 99 percent of the U.S. Fortune 500 companies and 83 percent of the Fortune Global 500.” Plaintiffs’ general assertion that Mr. Iles’ employment at BofA necessarily creates a conflict of interest ignores the realities of BofA’s expansive presence.8

        7 See Bank of America Newsroom - Company Overview, available at http://newsroom.bankofamerica.com/index.php?s=40&item=9   (last visited Jan. 21, 2010).
        8 In addition to lodging a complaint with the Takeover Panel, a shareholder can also file a derivative complaint in the Chancery Division of the High Court of England & Wales pursuant to the Companies Act 2006, which recognizes a shareholder derivative claim as an independent and cognizable cause of action. Def. Decl. ¶ 51. The Companies Act provides a statutory procedure pursuant to which a shareholder can commence an action against a director seeking damages on behalf of the company. Id.; see City of Harper Woods Emples. Ret. Sys. v. Olver, 2009 U.S. App. LEXIS 28487, at *16-17 (D.C. Cir. Dec. 29, 2009) (noting that the U.K. Companies Act 2006 expanded the set of circumstances under which a shareholder could bring a derivative suit); In re BP p.l.c. Derivative Litig., 507 F. Supp. 2d 302, 311 (S.D.N.Y. 2007) (observing that “the United Kingdom has recently passed the Companies Act 2006, which recognizes a shareholder’s derivative claim as a cognizable cause of action”).
        Plaintiffs assert that the U.K. court system is also an inadequate forum. Plaintiffs contend that “[a]lthough the Code permits a member of a company to petition the courts for relief from violations of the Code, and the Code purports to permit the British courts to take action on behalf of such member, under British law the British courts should not interfere with the jurisdiction of the Takeover Panel.” Defendants agree with this assessment. The fact that British law favors non-interference with the Takeover Panel process further indicates to this Court that issuance of

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3.	“Consent to Jurisdiction” Clause
        Plaintiffs also refute the adequacy of the U.K. as an adequate forum based upon a “Consent to Jurisdiction” clause contained in the agreement between Cadbury, JP Morgan Chase Bank, N.A., and U.S. holders of American Depository Receipts (ADRs). Plaintiff’s Br., at 18. They argue that “Cadbury has consented to U.S. jurisdiction for all matters brought by ADR holders concerning the ADRs.” Id. The Court disagrees that this provision renders the U.K.’s administrative/judicial forums inadequate. First, the provision is a consent to jurisdiction. The dispute here, however, is not whether this Court can exercise jurisdiction over this case-but, rather, whether doing so is proper under the circumstances. Second, and more importantly, the “consent to jurisdiction” explicitly states that the U.S. jurisdiction will be “non-exclusive.” Id., Ex.1 § 19. It explains that “notwithstanding the foregoing [terms of this consent], any action based on this Agreement may be instituted by the Depositary or any Holder in any competent court in the United Kingdom.” Id. These facts illustrate that the U.K. remains available as a forum for Plaintiffs’ to seek redress.
        The Court finds that the U.K. Takeover Panel (and U.K. courts) constitutes an adequate and available forum for Plaintiffs’ claims.
B.    Degree of Deference Owed to Plaintiffs’ Choice of Forum
        As Courts in the Third Circuit have noted, the degree of deference due to a plaintiff’s choice of forum moves along a “sliding scale,” depending on the circumstances of each case. Windt, 529 F.3d at 191 (citing Iragorri v. United Technologies Corp., 274 F.3d 65, 71 (2d Cir. 2001)). A plaintiff’s choice of forum receives greater deference when it is motivated by “reasons that the law the relief sought by Plaintiffs is inappropriate here.

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recognizes as valid,” and where the parties have a “bona fide connection” with the United States and the chosen forum. See Iragorri, 274 F.3d at 72. Accordingly, courts will consider where the parties are from, where the evidence is concentrated, and where the relevant conduct occurred. See Windt, 529 F.3d at 191.
        Here, seven of the nine Defendants are citizens of the U.K. See id. (considering the “home forum of the corporate defendant [and ]other individual defendant[s] named in [plaintiff’s] amended complaint.”); Lony v. E. I. Du Pont de Nemours & Co., 886 F.2d 628, 634 (3d Cir. Del. 1989) (same). Cadbury, the corporate Defendant, is incorporate in the U.K. Of the two defendants that are U.S. citizens, neither are citizens of New Jersey.
        As to the Plaintiffs, both are residents of other states-they are citizens of Texas and Washington. Plaintiffs emphasize that they are both United States citizens. Although a plaintiff in a domestic forum is typically given substantial deference, see Piper, 454 U.S. at 256, his or her connection with the particular federal district must be considered as well. The Third Circuit in Windt clearly stated that “[a]lthough the relationship between the United States and a case generally should be considered, this does not mean that the relationship between the local federal court district and the case should not.” 529 F.3d at 191. In fact, the Court went on to say that “[i]ndeed, considerations of local inconvenience may be so strong as to a dwarf considerations of national convenience.” Id.; see also Miller v. Boston Sci. Corp., 380 F. Supp. 2d 443, 450 (D.N.J. 2005) (considering plaintiff’s connection to both the United States and the particular federal district therein). As such, this Court finds the Plaintiffs’ lack of connection to New Jersey significant in determining how much deference to give their choice of forum.
        The only connection between this case and this federal district is the fact that Cadbury North

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America, a business unit of Cadbury, maintains a location in New Jersey.
        Next the Court must consider the additional factors that are relevant in determining the appropriate level of deference to afford Plaintiffs’ choice of forum: where the evidence is concentrated, and where the conduct occurred. See Windt, 529 F.3d at 191; Lony, at 634. There is no indication that evidence is concentrated in New Jersey. The documentary evidence (board meeting minutes, work product of the financial advisors, etc.) is in the U.K. The majority of depositions that would have to be taken are of parties located in the U.K. Furthermore, the conduct giving rise to the instant dispute took place primarily in the U.K., as that is where the Board members and corporate headquarters are located. See, e.g., Wilson, 2008 U.S. Dist. LEXIS 57897, at *6 (granting dismissal based on forum non conveniens where “the gravamen of plaintiffs’ complaint concerns mismanagement . . . and domination of the company by its two [foreign] majority shareholders[ as, t]he issues likely to be tried therefore concern primarily the extent of this mismanagement and domination.”).
        The Court has a final note regarding the “consent to jurisdiction clause” of the ADR Agreement. See Section III.A.3, supra. Section 19 of the Agreement states that Cadbury irrevocably agrees that any legal suit, action or proceeding against the Company brought by the Depositary or any Holder, arising out of or based upon this Deposit Agreement or the transactions contemplated hereby, may be instituted in any state or federal court in New York, New York, and irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.
Plaintiff’s Br., Ex.1 § 19 (emphasis added). Plaintiffs rely on this provision in support of their forum selection, and argue that their choice is entitled to great deference. The Court finds this reliance to be misplaced. The Court reads this “Consent to Jurisdiction,” to mean: (1) the U.K. remains

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available as a forum, and (2) if there were a proper U.S. forum, it is in New York.
        In light of the above considerations, the Court will not afford Plaintiffs’ choice of forum great deference. Admittedly, the level of deference is not “low,“as in cases where the parties’ have no contact with the United States altogether (i.e., foreign plaintiffs). However, considering the parties’ primary connection with the U.K., and the minimal connection with the State of New Jersey in particular, the level of deference will be reduced.
C.    Private and Public Interest Factors
        In the final step of the forum non conveniens analysis, the Court must determine whether considerations of private and public interests weigh in favor of dismissal. A dismissal based on forum non conveniens grounds requires Defendants to show that the balance of the public and private factors “tips decidedly in favor of trial in the foreign forum.” Lacey v. Cessna Aircraft Co., 932 F.2d 170, 180 (3d Cir. 1991). Although these factors provide a framework for a court’s analysis, “each case turns on its facts,” the district court is “accorded substantial flexibility” in evaluating these factors. Van Cauwenberghe v. Biard, 486 U.S. 517, 529; see also Piper, 454 U.S. at 257.9
        1.    Private Interest Factors
        The factors pertaining to the private interests of the litigants include the “relative ease of access to sources of proof; availability of compulsory process for attendance of unwilling, and the cost of obtaining attendance of willing witnesses; possibility of view of premises, if view would be appropriate to the action; and all other practical problems that make trial of a case easy, expeditious and inexpensive.” Piper, 454 U.S. at 241 n.6 (quoting Gulf Oil Corp. v. Gilbert, 330 U.S. 501, 508

        9 Portions of this Court’s assessment of the private/public interest factors overlap with the discussion above regarding the first two steps of the forum non conveniens analysis.

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(1947)).
                (a) Access to Proof
        The vast majority of documentary evidence related to this action, including board meeting minutes and the work product of the financial advisors, is in England. As noted above, there is no indication that documentary evidence is concentrated in New Jersey or, for that matter, in the United States. Further, the majority of the depositions that would have to be taken are of individuals located in the U.K. The most critical sources of testimony are the Defendants themselves, and they are primarily located in the U.K.
        The only potential source of evidence in the U.S. that Plaintiffs have identified is the deposition testimony of potential third-party witnesses. Specifically, Plaintiffs asserts that employees of Kraft and Hershey (headquartered in Illinois and Pennsylvania, respectively), will be located in the U.S. It is likely, Plaintiffs argue, that Defendants have been in contact with some of these individuals. Speculation as to these potential U.S. witnesses, however, does not overcome the fact that the majority of witnesses will undoubtedly be located in the U.K. See Wilson v. ImageSat Int’l N.V., 2008 U.S. Dist. LEXIS 57897 (S.D.N.Y. July 22, 2008), aff’d 2009 U.S. App. LEXIS 21416 (2d Cir. N.Y., Sept. 30, 2009) (placing great weight on the fact that “the most pertinent documentary and testimonial evidence exists in Israel.”) The location of the relevant proofs in this case weighs strongly in favor of dismissal.
                (b) Cost of Obtaining Attendance of Witnesses
        For the same reasons discussed above, in regard to the location of the key witness, this factor weighs in favor of dismissal. See Windt, 529 F.3d at 194 (noting that “transportation and lodging costs may be saved by litigating this dispute” abroad, where almost all of the witnesses reside).

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        The costs associated with obtaining the attendance of witnesses weighs in favor of dismissal.
                (c) Compulsory Process for Attendance
        The U.K. Takeover Panel can compel the production of documents, and order testimony regarding the alleged violation of its rules. See §§ 947, 951. Both U.S. and U.K. courts similarly have rules to compel testimony. The majority of key witnesses are location in England and compulsory process is available. See Banco Nominees, Ltd. v. Iroquois Brands, Ltd., 748 F. Supp. 1070, 1075 (D. Del. 1990) (noting that English courts would be better positioned to compel the attendance of unwilling witnesses residing in the U.K.).
        Defendants have not demonstrated that there are procedural obstacles to obtaining witness testimony in either forum. This factor does not tip in favor of either party.
        2.     Public Interest Factors
        The public interest factors to be considered in a forum non conveniens analysis include: the administrative difficulties flowing from court congestion; the “local interest in having localized controversies decided at home”; the avoidance of unnecessary problems in conflict of laws, or in the application of foreign law; and the unfairness of burdening citizens in an unrelated forum with jury duty. Piper, 454 U.S. at 241 n.6 (quoting Gulf Oil Corp. v. Gilbert, 330 U.S. 501, 509 (1947)).
                (a) Local Interest In Having the Dispute Resolved at Home
        Plaintiffs’ allege breaches of fiduciary duties by board members of a company that is incorporated in the U.K. The allegedly improper conduct took place in the U.K., and there are certainly no allegations that any of the actions or events giving rise to the claims took place in New Jersey. Moreover, only two of the nine individual defendants reside in the U.S. (neither in New Jersey). These facts are very significant in weighing the various local interests implicated here. As

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the Supreme Court has instructed, it is critical for district courts to “consider the locus of the alleged culpable conduct, often a disputed issue, and the connection of that conduct to plaintiff’s chosen forum.” See Lacey v. Cessna Aircraft Co., 862 F.2d 38, 48 (3d Cir. Pa. 1988) (citing Van Cauwenberghe v. Biard, 486 U.S. 517 (1988)). The parties to this action, and their relevant conduct, primarily bear a relationship to the U.K.
        Although courts have noted that the U.S. has a general interest in protecting domestic investors, the direct interest of regulating the takeover of a U.K. company-and the conduct of the company’s directors-is undoubtedly of enormous importance to the U.K. Wilson, 2008 U.S. Dist. LEXIS 57897, at *6 (granting dismissal based on forum non conveniens where “the gravamen of plaintiffs’ complaint concerns mismanagement . . . and domination of the company by its two [foreign] majority shareholders[ as, t]he issues likely to be tried therefore concern primarily the extent of this mismanagement and domination.”); Turedi v. Coca Cola Co., 460 F. Supp. 2d 507, 527 (S.D.N.Y. 2006), aff’d, 2009 U.S. App. LEXIS 14794 (2d Cir. July 7, 2009) (noting that “there is a significant interest in having localized matters decided in the local forum in accordance with domestic law governing the case.”).
        Although the parties disagree as to whether the majority of Cadbury shareholders are in the U.S. or the U.K., one recent report indicates that approximately 60% of the shareholders are in the U.K. Regardless of the precise percentage located in the U.S., it is clearly a substantial number. This fact, however, does not change the result here. See Allstate Life Ins. Co. v. Linter Group Ltd., 994 F.2d 996, 1002 (2d Cir. 1993) (“While . . . United States courts have an interest in enforcing United States securities laws, this alone does not prohibit them from dismissing a securities action on the ground of forum non conveniens.”). The Court finds it especially significant that neither of

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the named plaintiffs are from New Jersey. See Windt, 529 F.3d at 191; Dahl v. United Techs. Corp., 632 F.2d 1027, 1032 (3d Cir. 1980) (“This lawsuit has little connection to Delaware and we believe the general national interest in aircraft regulation is not sufficient by itself to warrant retention of jurisdiction over an action when the other factors favor dismissal.”). The U.K.’s interest in resolving this dispute substantially outweighs the corresponding U.S. interest, and in particular, that of New Jersey.
        Moreover, as several highly public statements from government officials throughout England have made clear, this transaction carries special significance within the U.K. The Court is cognizant of the importance of this transaction, and notes that the Kraft/Cadbury deal is among the largest foreign acquisitions of a U.K. company in history.10
        The local interest in having this dispute resolved at home weighs heavily in favor of dismissal.11
                (b) Necessity of Applying Foreign Law and Avoiding Problems in It’s Application
        Plaintiffs allege that Defendants’ disclosure violations can create liability under both U.K. and U.S. law. Defendants respond that the Court would be primarily required to apply U.K. takeover law to the particular conduct complained of here, and this is not seriously disputed.
        As discussed at length above, the U.K. has a particular mechanism in place for regulating

        10 As reported by Thompson Reuters, the Kraft/Cadbury deal is the 8th largest foreign acquisition of a U.K. company and the 7th largest global food & beverage deal of all time.
        11 Courts also consider the burden of jury duty (should a trial be necessary) on the locality. As there is little relationship between the claims asserted and New Jersey, the burden of requiring citizens of New Jersey with jury duty, then, weighs slightly against this Court exercising its jurisdiction over Plaintiffs’ claims. The Court does not finds this factor to be entitled to great weight, and further notes that a jury trial is highly unlikely in these proceedings.

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mergers. This process is a complicated administrative system governed by the Takeover Panel, and is substantially different from the system of takeover regulation in the U.S. Moreover, it is undisputed that U.K. corporate law is different from that of the U.S. As the Court in Windt explained, a district court is reasonable to conclude that application of foreign law weighs against maintaining jurisdiction. See 529 F.3d at 191. This remains true even where a plaintiff also brings a cognizable claim under U.S. law. See id. (finding application of foreign law to weigh in favor of dismissal where plaintiff brought one foreign claim and one U.S. claim). The necessity of applying foreign law is undisputed, and it weighs against maintaining jurisdiction in this forum.
        Here, the focus of Plaintiffs’ complaint is the conduct of the Defendants, Cadbury’s board, which is necessarily governed by the laws of the U.K. The Court finds that any application of U.S. law would only be of secondary importance. At this time, disclosure claims under U.S. securities law have not even been plead by Plaintiffs.12
        This factor weighs in favor of granting Defendants’ motion.
* * * * *
        When taken together, the private and public interest factors tip decidedly in favor of England as a forum for this dispute. See Lacey, 932 F.2d at 180 (3d Cir. 1991) (noting that the public and private interest factors must be weighed together). Accordingly, dismissal on the grounds of forum non conveniens is appropriate.

        12 See note 5, supra.

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IV. CONCLUSION
        For the reasons stated in this Opinion, and for the reasons stated on the record by this Court at the January 21, 2010 hearing, this Court finds that: (1) the U.K. provides an adequate forum for Plaintiffs’ claims; (2) Plaintiffs’ choice of forum is not entitled to a high degree of deference, and (3) the balance of private and public interests weigh decidedly in favor of a U.K. forum. Defendants’ motion to dismiss on the grounds of forum non conveniens is granted.

S/ Dennis M. Cavanaugh
Dennis M. Cavanaugh, U.S.D.J.

Date:	January 22 , 2010
Original:	Clerk’s Office
cc:	All Counsel of Record
The Honorable Mark Falk, U.S.M.J.
File